FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                         For the month of December 2004
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------


     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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                                EXPLANATORY NOTE:

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS, DATED APRIL 19, 2000, OF G. WILLI-FOOD INTERNATIONAL LTD. ("REGISTRANT") INCLUDED IN REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-11848), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERCEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.











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                                    CONTENTS

On December 22, 2004, there were 8,615,000 Ordinary Shares of the Registrant issued and outstanding.

The following table sets forth the security ownership of (i) each shareholder known to the Registrant to own more than 10% of the Ordinary Shares and (ii) all directors and officers as a group, as of December 22, 2004, after giving effect to the 100% stock dividend paid on December 22, 2004:

                                                           NUMBER OF              PERCENTAGE OF
                                                        ORDINARY SHARES             ORDINARY
NAME AND ADDRESS                                      BENEFICIALLY OWNED             SHARES
----------------                                      ------------------          -------------
Willi-Food Investments Ltd. (1)                        6,587,562 (3)                76.47%

Joseph Williger (1)                                    6,587,562 (2)(3)             76.47%

Zvi Williger (1)                                       6,595,562 (2)(3)             76.56%

All directors and officers as a group (2 persons)      6,595,562 (2)(3)             76.56%

BMI Capital Corporation (4)                              939,104 (4)                10.90%

(1) Willi-Food Investments Ltd.'s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi-Food Investments Ltd. are situated at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph and Zvi Williger is c/o the Registrant, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 6,587,562 Ordinary Shares owned by Willi-Food Investments Ltd. Messrs. Zvi and Joseph Williger serve as directors and executive officers of Willi-Food Investments Ltd. and of the Registrant. Under Israeli law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi-Food Investments Ltd. and has the ability to control the Registrant's management and policies, including matters requiring shareholders approval such as election of directors. Under Israeli law, Mr. Joseph Williger, who owns approximately 20% of the Ordinary Shares of Willi-Food Investments Ltd., is not deemed to be a group with Mr. Zvi Williger or a controlling shareholder of the Registrant.

(3) In connection with Willi-Food Investments Ltd.'s second public offering on the Tel Aviv Stock Exchange in October 1997, 1,700,000 (before the 100% stock dividend) of the Ordinary Shares of the Registrant held by Willi-Food Investments Ltd. have been pledged in favor of The Trust Company of the Invested Bank (Israel) as collateral to secure Willi-Food Investments Ltd.'s obligations and indebtedness to holders of its approximately 5.2 million debentures, which are publicly traded on the Tel Aviv Stock Exchange. These debentures had an aggregate principal amount of NIS 6.2 million (approximately USD 1.4 million) at December 22, 2004.

(4) BMI Capital Corporation, 570 Lexington Avenue, New York, New York, informed the Registrant on November 15, 2004, that it held 469,552 Ordinary Shares of the Registrant. As a result of the Registrant's 100% dividend paid in Ordinary Shares on December 22, 2004, the number of Ordinary Shares held by BMI Capital Corporation as of November 15, 2004 increased to 939,104.

The Registrant believes that 1,080,334 Ordinary Shares (approximately 12.54% of its outstanding Ordinary Shares) are held by persons who are not officers, directors or the owners of 10% of the Registrant's outstanding Ordinary Shares

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                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  December 29, 2004

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer